Exhibit 1

UNOFFICIAL TRANSLATION OF THE GRUPO MÉXICO, S.A.B. DE C.V. PRESS RELEASE ISSUED ON FEBRUARY 19, 2016.

MATTER

Notice to Public Investors

Evento Relevante

Grupo México, S.A.B. de C.V. (GMéxico) informs that the judgment rendered by the H. Segunda Sala Civil del Distrito Federal dated February 15, 2016 ordering the sale of the Series “B” shares exceeding a holding of 10% of the capital stock of Grupo Aeropuertario del Pacífico, S.A.B. de C.V. (GAP), is not a final judgment, therefore it is susceptible to challenge by GMéxico and Infraestructura y Transportes México, S.A. de C.V. through a writ of amparo, whereby the lack of specificity of the terms of the ordered sale, among other aspects, will be contested. The statute of limitations for filing the writ of amparo directo is March 8, 2016.